Exhibit 99.1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources sells eMedia subsidiary

HONG KONG, July 1, 2015 – Global Sources Ltd. (NASDAQ: GSOL) has sold its 60.1 percent interest in its eMedia Asia Limited subsidiary to UBM plc, the 39.9 percent shareholder, for approximately US$9.0 million in cash subject to adjustments for cash and working capital.

eMedia’s business includes the China International Optoelectronic Expo (CIOE) and print and online publications serving Asia’s electronics community, namely various Asian editions of
EE Times, Electronics Supply & Manufacturing and EDN.

Global Sources’ executive chairman, Merle A. Hinrich, said: “The sale of eMedia is consistent with our strategy to focus on our strong core business of cross border B2B trade and address the markets we believe offer the greatest opportunity for growth. By divesting this subsidiary, we are redirecting resources to enhance our multi-channel platform and improve the services we provide to both our buyer and supplier communities.”

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), print and digital magazines, sourcing research reports, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

About eMedia Asia Limited
eMedia Asia provides 500,000-plus technology decision-makers throughout Asia and China with access to a multichannel media network. Through its technical events, publications and online network, eMedia Asia leads in providing the region’s electronics community with the business and technical information they need to remain competitive.

About UBM plc
UBM plc is a leading global events-led marketing services and communications company. We help businesses do business, bringing the world’s buyers and sellers together at events, online and in print. Our 5,000 staff in more than 20 countries are organised into specialist teams which serve commercial and professional communities, helping them to do business and their markets to work effectively and efficiently.  Running over 300 events per year UBM is the second largest exhibitions organiser globally and the biggest commercial organiser in the US, mainland China, India and Malaysia.

For more information, go to http://www.ubm.com; follow us on Twitter at @UBM_plc to get the latest UBM corporate news; follow@UBM for news and updates from across the businesses and selected members of UBM's Twitterati. http://media.ubm.com/social.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.